UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,805,781(1)
	8.	Shared Voting Power 11,834,021(2)
	9.	Sole Dispositive Power 63,805,781(1)
	10.	Shared Dispositive Power 11,834,021(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,639,802
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.50%(3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)

This number includes the Class A Shares held by: (i) Ernest C. Garcia II (“Mr. Garcia”) (43,198,225 shares on an as-converted basis), (ii) Verde Investments, Inc. (“Verde”) (555,556 shares), which Mr. Garcia wholly owns and controls, (iii) ECG II SPE, LLC (“E-SPE”) (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls, and (iv) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.

(2)

This number reflects the Class A Shares held by the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (11,834,021 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary.

(3)

Based on 80,972,031 Class A Shares outstanding as of May 3, 2021, and assuming the conversion of all Class A common units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 555,556(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 555,556(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,556(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.69%(2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.

(2)	Based on 80,972,031 Class A Shares outstanding as of May 3, 2021, and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons ECG II SPE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,000,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.99%(2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.

(2)

Based on 80,972,031 Class A Shares outstanding as of May 3, 2021, and assuming the conversion of all Class A common units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 20 (“Amendment No. 20”) to Schedule 13D is filed jointly by Mr. Garcia, Verde and E-SPE (collectively, the “Reporting Persons”) with respect to the Class A Shares, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018 and on April 3, 2020 (the “Joint Filing Agreement”), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018, October 22, 2018, November 8, 2018, March 15, 2019, April 1, 2019, May 20, 2019, June 26, 2019, April 3, 2020, June 16, 2020, November 6, 2020, December 9, 2020, January 7, 2021, January 28, 2021, February 24, 2021, March 16, 2021 and April 14, 2021 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

The Loan Agreement previously described under Item 6 of the Original Schedule 13D has been paid in full. Accordingly, the Pledged Securities consisting of 8,000,000 Class A Shares are no longer pledged under the Loan Agreement.

Except as specifically provided herein, this Amendment No. 20 does not modify any of the information previously reported in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

The disclosures provided in Item 5(a)-(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

The responses of the Reporting Persons to rows 7 through 11 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)

The transactions effected by the Reporting Persons in respect of Class A Shares since the most recent filing of the Reporting Persons on Schedule 13D are set forth on the following table. All transactions below were effected by Mr. Garcia in open market transactions at prevailing markets prices.

Transaction Date	Price Per Share(1)	Price Per Share Range	Number of Shares(2)

04/08/2021	$270.7382	$267.44-$273.55	50,000

04/09/2021	$268.8213	$265.72-$273.41	50,000

04/12/2021	$265.5854	$259.71-$270.67	50,000

04/13/2021	$272.8242	$268.26-$277.85	50,000

04/14/2021	$276.4488	$268.71-$282.05	50,000

04/15/2021	$277.1006	$269.24-$285.56	50,000

04/16/2021	$274.7265	$272.26-$283.25	50,000

04/19/2021	$274.0871	$269.47-$278.90	50,000

04/20/2021	$263.8219	$259.05-$276.51	50,000

04/21/2021	$264.8878	$255.57-$269.96	50,000

04/22/2021	$265.3579	$258.69 -$270.19	50,000

04/23/2021	$269.0896	$261.11 -$277.60	50,000

04/26/2021	$290.2008	$278.95-$295.78	50,000

04/27/2021	$297.0441	$291.76-$300.98	58,128

04/28/2021	$295.2435	$290.00-$298.52	50,000

04/29/2021	$288.0766	$284.10-$295.86	50,000

04/30/2021	$285.3017	$282.37-$290.17	50,000

(1)

The prices shown are weighted average sale prices for shares sold in multiple transactions. The Reporting Person will provide to the issuer, any security holder of the issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the respective ranges.

(2)

The reported sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on June 15, 2020, as modified in accordance with Rule 10b5-1 of the Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following disclosure in Item 6 of the Original Schedule 13D is hereby deleted in its entirety:

“On September 21, 2018, Mr. Garcia contributed Class A Units and Class B Shares convertible into 8,000,000 Class A Shares of the Issuer (the “Pledged Securities”) to E-SPE, a special purpose entity of which Mr. Garcia is the sole member, and E-SPE entered into a loan agreement (the “Loan Agreement”) with the lender parties thereto to borrow up to $75,000,000 in term and revolver loan facilities. To secure the obligations of E-SPE under the Loan Agreement, E-SPE has entered into a security and control agreement, pursuant to which E-SPE has pledged the Pledged Securities to the lenders. Mr. Garcia will retain all voting rights and rights to economic interests in the Pledged Securities in the absence of an event of a default under the Loan Agreement. Upon an event of default under the Loan Agreement, however, such rights would vest in the lenders to the Loan Agreement and the custodian under the Loan Agreement would have the ability, among other things, to transfer Pledged Securities into its name or to sell or dispose of such Pledged Securities.

The Pledged Securities are not subject to and will not be sold under the Trading Plan, nor do they consist of any Issuer securities owned by any Reporting Person other than those owned directly by E-SPE.”

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: May 12, 2021

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

ECG II SPE, LLC

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President